UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

              KINDRED HEALTHCARE, INC. (formerly Vencor, Inc.)
----------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.25 per share
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                       (Title of Class of Securities)

                                494580 10 3
                     --------------------------------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                               April 20, 2001
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          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 494580 10 3                             Page 2 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Appaloosa Management L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               5,496,822

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             5,496,822

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,496,822

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.4%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 494580 10 3                             Page 3 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Appaloosa Partners Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               5,496,822

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             5,496,822

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,496,822

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.4%

14  TYPE OF REPORTING PERSON

        CO

                             SCHEDULE 13D

CUSIP No. 494580 10 3                             Page 4 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David A. Tepper

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               5,496,822

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             5,496,822

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,496,822

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.4%

14  TYPE OF REPORTING PERSON

        IN

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is the new common stock, par value $0.25 per share (the "Common Stock"), of Kindred Healthcare, Inc., a Delaware corporation, formerly Vencor, Inc. (the "Company"). The principal executive offices of the Company are located at 680 South Fourth Street, Louisville, Kentucky 40202-2412.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement on Schedule 13D is being filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), Appaloosa Partners Inc., a Delaware corporation ("API"), and David A. Tepper ("Mr. Tepper" and, together with the Manager and API, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 26, 2001, a copy of which is attached hereto as Schedule I.

          The general partner of the Manager is API. Mr. Tepper is the sole stockholder and President of API.

          The Manager is the general partner of Appaloosa Investment Limited Partnership I, a Delaware limited partnership ("AILP"), and acts as an investment adviser to Palomino Fund Ltd., a British Virgin Islands corporation ("Palomino"). The Manager, API and Mr. Tepper each disclaims beneficial ownership of any of the securities covered by this statement. The address of the principal business and principal office of the Manager, API and Mr. Tepper is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The business address of AILP is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands. AILP and Palomino are sometimes referred to herein collectively as the "Purchasers."

          During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Tepper is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          2,975,428 shares of Common Stock were distributed to the Purchasers by the Company pursuant to the consummation of the Plan of Reorganization of Vencor, Inc. ("Vencor"), the predecessor of the Company, under Chapter 11 of the United States Bankruptcy Code (the "Plan of Reorganization") on account of the respective claims held by the Purchasers against Vencor in that bankruptcy case. Such claims arose from the ownership by the Purchasers of (i) $103,455,595.30 aggregate principal amount of loans pursuant to a credit agreement, dated as of April 29, 1998, among Vencor Operating, Inc., Vencor, Inc. (formerly known as Vencor Healthcare, Inc.), the lenders party thereto, the swingline bank party thereto and the other parties thereto and (ii) $108,921,000 aggregate principal amount of Vencor's 9 7/8% Guaranteed Senior Subordinated Notes due 2005. The foregoing claims were extinguished pursuant to the terms of the Plan of Reorganization. The Purchasers did not pay additional consideration for the shares of Common Stock that they received pursuant to the Plan of Reorganization.

          Under the terms of the Plan of Reorganization and the New Warrant Agreement, as described in Item 6 hereof, on account of the respective claims of the Purchasers described above, the Purchasers also received warrants representing, upon exercise thereof, the right to receive an aggregate of 720,398 shares of Common Stock at an exercise price of $30.00 per share (the "Series A Warrants") and warrants representing, upon exercise thereof, the right to receive an aggregate of 1,800,996 shares of Common Stock at an exercise price of $33.33 per share (the "Series B Warrants" and, collectively with the Series A Warrants, the "New Warrants"). The Purchasers did not pay additional consideration for the New Warrants that they received pursuant to the Plan of Reorganization.

ITEM 4.   PURPOSE OF TRANSACTION.

          As described in the response to Item 3 above, the shares beneficially owned by the Reporting Persons were acquired pursuant to the terms of the Plan of Reorganization on account of claims in Vencor's Chapter 11 case. Additionally, pursuant to the Plan of Reorganization, the Purchasers acquired $50,423,386.66 aggregate principal amount of the Company's New Senior Secured Notes.

          While the Reporting Persons do not have current plans to sell any of the securities acquired pursuant to the Plan of Reorganization, the Reporting Persons may determine, based on market and general economic conditions, the business affairs and financial conditions of the Company, market price of the Company's securities and other factors deemed relevant by them, to sell some or all of such securities, to exercise the right to convert the New Warrants into Common Stock of the Company or to purchase additional securities of the Company.

          Except as otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of the Schedule 13D promulgated under the Exchange Act.

          So long as the Reporting Persons and their affiliates collectively are one of the largest stockholders of the Company, the Reporting Persons may seek to influence the management of the Company through representation on the board of directors or otherwise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Based upon information obtained from the Company, as of April 20, 2001, there were a total of 15,000,000 shares of Common Stock issued by the Company pursuant to the Plan of Reorganization. The Purchasers are the beneficial owners of 2,975,428 of these shares of Common Stock. Additionally, upon exercise of the New Warrants, the Purchasers would beneficially own an additional 2,521,394 shares of Common Stock. Therefore, as of the date hereof, the Reporting Persons' beneficial ownership constitutes 5,496,822 shares or approximately 31.4% of the issued and outstanding Common Stock.

          Reference is made to the response in Item 6 below, which is hereby incorporated herein, for a description of the terms of the New Warrant Agreement described therein.

          (b) The Manager, API and Mr. Tepper may be deemed to have the sole voting and dispositive power with respect to 5,496,822 shares of Common Stock.

          (c) Except as described in this Schedule 13D, neither of the Reporting Persons has effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          AILP was a member of the Official Committee of Unsecured Creditors in Vencor's Chapter 11 case (the "Committee"). The Committee was a co-proponent of the Plan of Reorganization. Under the terms of the Plan of Reorganization, which was confirmed by the United States Bankruptcy Court for the District of Delaware pursuant to an order entered on March 16, 2001, the holders of certain claims against Vencor, including the Purchasers, collectively designated six members of the Company's new seven member board of directors. Two officers of certain affiliates of the Purchasers have been designated as members of the Company's board of directors: David A. Tepper and James Bolin. Mr. Tepper is the President and sole stockholder of API. Mr. Bolin is a Vice President and the Secretary of API. A copy of the Plan of Reorganization is attached as Exhibit I.

          In addition, the Purchasers have entered into two agreements which relate to the Common Stock, a Registration Rights Agreement and a New Warrant Agreement, which are each described below. The Purchasers entered into a New Warrant Agreement dated as of April 20, 2001. Under the terms of the New Warrant Agreement and in accordance with the Plan of Reorganization, the Company issued to holders of certain claims two series of New Warrants representing the right to purchase 7,000,000 shares (subject to adjustment upon the occurrence of certain events) of Common Stock. Both series of New Warrants have identical terms except each series has a different exercise price. Subject to certain adjustments, the Series A Warrants represent the right to purchase 2,000,000 shares of Common Stock at an exercise price of $30.00 per share, and the Series B Warrants represent the right to purchase 5,000,000 shares of Common Stock at an exercise price of $33.33 per share. The New Warrants are subject to dilution upon the issuance of Common Stock, warrants, options or other securities of the Company pursuant to certain employee benefit plans, dividend reinvestment plans, certain underwritten public offerings and certain other transactions as provided in the New Warrant Agreement. The New Warrants are exercisable in whole or in part at any time prior to April 20, 2006. Any New Warrants that are not exercised prior to such date will become void and all rights thereunder will terminate. A copy of the New Warrant Agreement is attached hereto as Exhibit II.

          The Purchasers also entered into a Registration Rights Agreement with the Company pursuant to which the Company has granted certain registration rights to the Purchasers and others with respect to all of the shares of Common Stock, the New Warrants and the shares of Common Stock issuable upon exercise of the New Warrants (collectively, the "Registrable Securities") as follows:

          (i) The Company will file a shelf registration statement with respect to the Registrable Securities as soon as practicable but in no event later than 120 days following the effective date of the Plan of Reorganization;

          (ii) The Company will use its reasonable best efforts to cause such registration statement to be declared effective as soon as practicable, and to keep such registration statement continuously effective for a period of the earlier of two years from the effective date of the Plan of Reorganization or the date on which there are no holders of Registrable Securities;

          (iii) Each holder of Registrable Securities may require the Company, on one occasion, to file a registration statement with respect to such securities, provided that such request covers securities with an estimated market value of at least $10 million or not less than 5% of the Registrable Securities; and

          (iv) Each time the Company files a registration statement with respect to any offering of Registrable Securities, the parties to such agreement may, subject to certain limitations, require the inclusion of their Registrable Securities in that offering.

          A copy of the Registration Rights Agreement is attached hereto as
Exhibit III.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.   Schedule I

          2.   Exhibit I      -    Plan of Reorganization

          3.   Exhibit II     -    New Warrant Agreement

          4.   Exhibit III    -    Registration Rights Agreement

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2001

                               APPALOOSA MANAGEMENT L.P.


                               By:  APPALOOSA PARTNERS INC.,
                                    Its General Partner


                               By:  /s/ David A. Tepper
                                    -----------------------------------
                                    Name:   David A. Tepper
                                    Title:  President


                               APPALOOSA PARTNERS INC.


                               By:  /s/ David A. Tepper
                                    -----------------------------------
                                    Name:   David A. Tepper
                                    Title:  President


                                    /s/ David A. Tepper
                                    -----------------------------------
                                    David A. Tepper